Exhibit 99.1

BYND CANNASOFT ENTERPRISES INC. 2264 East 11th Avenue Vancouver, B.C., Canada Ph: +1 (604) 833-6820

NEWS RELEASE - For Immediate Release

BYND Cannasoft Enterprises Inc. Announces 1-for-190 Reverse Stock Split Implemented

ASHKELON, Israel and VANCOUVER, British Columbia – TheNewswire – March 22, 2024 - BYND Cannasoft Enterprises Inc. (Nasdaq:BCAN) (“BYND Cannasoft” or the “Company”) an Israeli-based integrated software and cannabis company, today announced that the previously announced 1-for-190 reverse stock split of its outstanding shares of common stock has been made effective today, March 22, 2024. This reverse split replaces the one approved at the meeting of the shareholders of the Company held on February 27, 2024.

The Company’s common stock will begin trading on a reverse stock split-adjusted basis at the opening of the market on March 22, 2024. Following the reverse stock split, the Company’s common shares will continue to trade on The Nasdaq Capital Market under the symbol “BCAN” with the new CUSIP number 05608P208. The reverse stock split is part of the Company’s plan to regain compliance with the minimum bid price requirement for continued listing on The Nasdaq Capital Market.

At the effective time of the reverse split, every 190 of the Company’s common shares will automatically be combined into one issued and outstanding common share without any change in the par value per share. Fractional shares have not been issued in connection with the reverse stock split. All fractional shares were rounded up to the next whole share. The reverse stock split affected all stockholders uniformly and did not alter any stockholder’s relative interest in the Company’s equity securities, except for any adjustments for fractional shares. In addition, proportionate adjustments have been made to the number of shares underlying, and the exercise or conversion prices of, the Company’s outstanding common share purchase warrants, and to the number of shares of common stock issuable under the Company’s equity incentive plans.

The reverse stock split reduced the number of issued and outstanding shares of the Company’s common stock from 147,737,748 to approximately 777,641.

About BYND Cannasoft Enterprises Inc.

BYND Cannasoft Enterprises is an Israeli-based integrated software and cannabis company. BYND Cannasoft owns and markets “Benefit CRM,” a proprietary customer relationship management (CRM) software product enabling small and medium-sized businesses to optimize their day-to-day business activities such as sales management, personnel management, marketing, call center activities, and asset management. Building on our 20 years of experience in CRM software, BYND Cannasoft is developing an innovative new CRM platform to serve the needs of the medical cannabis industry by making it a more organized, accessible, and price-transparent market. The Cannabis CRM System will include a Job Management (BENEFIT) and a module system (CANNASOFT) for managing farms and greenhouses with varied crops.

BYND Cannasoft owns the patent-pending intellectual property for the EZ-G device. This therapeutic device uses proprietary software to regulate the flow of low concentrations of CBD oil, hemp seed oil, and other natural oils into the soft tissues of the female reproductive system to potentially treat a wide variety of women’s health issues. The EZ-G device includes technological advancements as a sex toy with a more realistic experience and the prototype utilizes sensors to determine what enhances the users’ pleasure. The user can control the device through a Bluetooth app installed on a smartphone or other portable device. The data will be transmitted and received from the device to and from the secure cloud using artificial intelligence (AI). The data is combined with other antonymic user preferences to improve its operation by increasing sexual satisfaction. Commercialization of the EZ-G device is subject to receipt of regulatory approvals.

For further information please refer to information available on the Company’s website: www.cannasoft-crm.com, and on SEDAR+: www.sedarplus.ca.

Gabi Kabazo Chief Financial Officer Tel: (604) 833-6820 e-mail: ir@cannasoft-crm.com

Cautionary Note Regarding Forward-Looking Statements

This press release includes certain statements that may be deemed “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended and under Canadian securities laws. When used in this press release, the words “may”, “would”, “could”, “will”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, “expect” and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks and uncertainties, and actual circumstances, events or results may differ materially from those projected in such forward-looking statements.

Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance, and actual events or developments may differ materially from those in forward-looking statements. Such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause the Company’s actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. Such statements reflect the Company’s current views with respect to future events and are subject to such risks and uncertainties. Many factors could cause actual results to differ materially from the statements made, including future financial performance, unanticipated regulatory requests and delays, final patents approval, and those factors discussed in filings made by the company with the Canadian securities regulatory authorities, including (without limitation) in the company’s management’s discussion and analysis for the year ended December 31, 2022 and annual information form dated March 31, 2023, which are available under the company’s profile at www.sedar.com, and in the Company’s Annual Report on Form 20-F for the year then ended that was filed with the U.S. Securities and Exchange Commission on April 27, 2023. Should one or more of these factors occur, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, or expected. We do not intend and do not assume any obligation to update these forward-looking statements, except as required by law. Any such forward-looking statements represent management’s estimates as of the date of this press release. While we may elect to update such forward-looking statements at some point in the future, we disclaim any obligation to do so, even if subsequent events cause our views to change. Shareholders are cautioned not to put undue reliance on such forward-looking statements.